Confidential Treatment Requested by Knightscope, Inc.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO SUCH PORTIONS. INFORMATION THAT WAS OMITTED HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

December 5, 2022

VIA EDGAR

Ms. Erin Donahue

Mr. Jay Ingram

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re;	Knightscope, Inc.
Registration Statement on Form S-1
Filed November 10, 2022
File No. 333-268315

Dear Ms. Donahue and Mr. Ingram:

On behalf of Knightscope, Inc. (the “Company”), we submit this response to the letter of the staff of the Division of Corporation Finance Office of Manufacturing (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 23, 2022 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (File No. 333-268315) (the “Registration Statement”), filed by the Company with the Commission on November 10, 2022.

For convenience, the text of the comment from the Comment Letter is set forth below in bold, followed by the Company’s response.

CASE Acquisition, page 1

1.	We note that you have not provided financial statements or pro forma financial information for your acquisition of CASE Emergency Systems. Please provide us with your significance calculations under Rule 3-05 of Regulation S-X.

Response: The Company respectfully advises the Staff that it considered the requirements of Rule 3-05 and Article 11 of Regulation S-X and determined that it was not required to include audited financial statements of, and pro forma financial information relating to the acquisition of, CASE Emergency Systems (“CASE”) in the Registration Statement. The acquisition of CASE constituted an acquisition of a “business” within the meaning of Rule 11-01(d) of Regulation S-X. The Company compared (i) the amount of the Company’s investment in CASE, against the Company’s market capitalization (the “Investment Test”); (ii) the total assets of CASE as of December 31, 2021, against the Company’s total consolidated assets as of December 31, 2021 (the “Asset Test”); and (iii) the lower of (a) the revenue of CASE for the year ended December 31, 2021, against the Company’s consolidated revenue for the year ended December 31, 2021 (the “Revenue Component”) and (b) the absolute value of the pre-tax income or loss, as applicable, of CASE for the year ended December 31, 2021, against the absolute value of the Company’s pre-tax income or loss, as applicable, for the year ended December 31, 2021 (the “Income Component” and, together with the Revenue Component, the “Income Test”).

Confidential Treatment Requested by Knightscope, Inc.

The Company respectfully advises the Staff that, while its acquisition of CASE met the threshold to be considered a significant acquisition pursuant to Rule 3-05 or Article 11 of Regulation S-X under the Asset Test, because the results of the Asset Test were below the 50% significance level as applied to the acquisition of a “business,” as shown in the table below, no audited financial statements are required in a registration statement for the acquisition of CASE until 75 days following the consummation of the acquisition, as permitted by Rule 3-05(b)(4)(i) of Regulation S-X. Accordingly, assuming the Staff is satisfied with the Company’s response herein and subsequently permits the Company to request acceleration of the effectiveness of the Registration Statement such that the Company can file the prospectus for the offering contemplated by the Registration Statement prior to December 30, 2022, the Company will not be required to include audited financial statements of, and pro forma financial information relating to the acquisition of, CASE in the Registration Statement. Furthermore, the Company confirms to the Staff that it will file the required financial information by amendment to the Company’s Current Report on Form 8-K announcing the closing of the acquisition of CASE that was filed with the Commission on October 20, 2022 (the “Initial Form 8-K”), not later than 71 calendar days after the due date for the Initial Form 8-K.

The Company’s calculations of the significance tests for the CASE acquisition are as follows (dollars in thousands):

Investment Test - 9.7%	Asset Test - [***]%	Income Test - [***]%

Investment Test:	Total investment in CASE	$6,720.0	=	9.7%
	Aggregate worldwide market value of the Company’s voting and non-voting common equity[1]	$69,077.0

Asset Test:	Total assets of CASE as of December 31, 2021	$[***]	=	[***]%
	Total assets of the Company as of December 31, 2021	$17,580.0

Income Test[2] Income Component:	Pre-tax income of CASE for the year ended December 31, 2021	$[***]	=	[***]%
	Pre-tax loss of the Company for the year ended December 31, 2021	$43,843.0

* * * *

1 Calculated using the average of the daily closing price of the Company’s shares of Class A common stock for the last five trading days of the Company’s most recently completed month ending prior to date of the definitive acquisition agreement.

2 As discussed above, the Income Test is equal to the lower of the Income Component and the Revenue Component. The Revenue Component was determined as follows: a quotient obtained by dividing (i) the revenue of CASE for the year ended December 31, 2021, which was equal to $[***], by (ii) the consolidated revenue of the Company for the year ended December 31, 2021, which was equal to $3,407.0, resulting in the Revenue Component equaling [***]%. However, because the Income Component is [***]% and lower than the Revenue Component, the Income Test is determined by the Income Component and not significant.

Confidential Treatment Requested by Knightscope, Inc.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 291-2374. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Ned A. Prusse
Name:	Ned A. Prusse

cc:	Mallorie Burak, Chief Financial Officer (Knightscope, Inc.)
David Dedyo (Perkins Coie LLP)